UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October, 2009

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Non-Binding Offer

Regulated Information

October 5, 2009 – 8:00 am CET

DELHAIZE GROUP AND BI-LO AGREE ON NON-BINDING OFFER

FOR FOOD LION TO ACQUIRE CERTAIN BI-LO ASSETS

BRUSSELS, Belgium – October 5, 2009 - Delhaize Group (Euronext Brussels: DELB - NYSE: DEG), the Belgian international food retailer, announced today that it has entered into a non-binding Letter of Intent with BI-LO, LLC to acquire a substantial majority of BI-LO’s assets, including associated inventory, for a purchase price of USD 425 million in cash. This announcement was made in the context of BI-LO’s bankruptcy proceedings in the United States Bankruptcy Court for the District of South Carolina.

BI-LO is a food retailer that currently operates 214 stores in North Carolina, South Carolina, Tennessee and Georgia and employs approximately 15 500 people. The company is headquartered in Mauldin, S.C. On March 23, 2009, BI-LO and certain of its affiliates filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of South Carolina. The included BI-LO assets are estimated to have realized over USD 2 billion in sales in 2008.

Rick Anicetti, Executive Vice President of Delhaize Group and President and CEO of Food Lion, LLC said: “We at Food Lion, LLC have great admiration for the associates and stores at BI-LO. We believe our markets and service philosophy are complementary and we look forward to continuing our discussions with BI-LO.”

The non-binding offer is subject to the satisfactory completion of the customary steps for such an acquisition including certain Bankruptcy Court approvals. Delhaize Group and BI-LO intend to close the transaction shortly after obtaining the entry of a final non-appealable sale order of the bankruptcy court pursuant to Section 363 of the U.S. Bankruptcy Code, authorizing the transfer of the purchased assets to Food Lion. It is the intent of Delhaize Group to integrate the included BI-LO assets in the network of its wholly owned subsidiary Food Lion, LLC. Food Lion, LLC is a food retailer that has more than 1 300 stores in 11 U.S. states and has more than 74 000 associates.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in six countries on three continents. At the end of the second quarter of 2009, Delhaize Group’s sales network consisted of 2 684 stores. In 2008, Delhaize Group posted EUR 19 billion (USD 28 billion) in revenues and EUR 467 million (USD 687 million) in net profit (Group share). At the end of 2008, Delhaize Group employed approximately 141 000 people. Delhaize Group’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Geert Verellen: + 32 2 412 83 62

Barbera Hoppenbrouwers (media): + 32 2 412 86 69

Christy Phillips-Brown (U.S. media): +1 704 633 8250 (ext.2221)

Amy Shue (U.S. investors): +1 704 633 8250 (ext.2529)

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance”, “outlook”, “projected”, “believe”, “target”, “predict”, “estimate”, “forecast”, “strategy”, “may”, “goal”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: October 7, 2009	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President